

Mail Stop 4631

September 11, 2009

Hyung Soon Lee
Chief Executive Officer, President, and Chief Financial Officer
Lexon Technologies, Inc.
8 Corporate Park, Suite 300
Irvine, California 92606

      **Re: Lexon Technologies, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2008
           File No. 0-24721**

Dear Mr. Lee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                         Sincerely,

                         John Cash
                         Accounting Branch Chief